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Exhibit (a)(1)(xi)

October 13, 2009

Dear Fellow OpenTV Shareholder,

On October 5, 2009, the Kudelski Group commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. not owned by Kudelski or its subsidiaries for US$1.55 per share in cash, implying a total equity value for OpenTV of at least US$215 million.1 Quite simply, this offer provides all shareholders immediate and certain liquidity and, we believe, superior value compared to OpenTV's future as a standalone public company in a highly competitive marketplace.

It is essential to note that Kudelski has committed to purchase every share that is tendered. Consequently, shareholders who do not tender their shares risk potentially holding an illiquid security with limited marketability. Furthermore, if a sufficient number of shares are tendered and a sufficient number of shareholders participate in the offer, Kudelski will seek to delist OpenTV from the NASDAQ, deregister the shares with the SEC and suspend public reporting obligations. Also, if following the close of the offer Kudelski can exercise voting rights with respect to more than 90% of the outstanding shares, we will be able to direct OpenTV to redeem all non-tendered shares.

Importantly for current shareholders, the offer price represents meaningful premiums to OpenTV's recent trading values and enterprise values:

  •
  17% price premium, and 42% approximate implied enterprise value premium, based upon the closing price of the Class A shares of US$1.33 on October 2, 20092

  •
  a 55% price premium, and 190% approximate implied enterprise value premium, based upon the closing price of the Class A shares of US$1.00 on February 26, 20093

By way of background, Kudelski acquired a significant stake in OpenTV in 2007 and through representation on its board of directors helped steer the company to profitability. However, from a strategic perspective we recognize that OpenTV faces significant competitive challenges and its viability as a profitable, publicly traded standalone company is at risk. As you may recall, in February of this year Kudelski submitted a proposal to the board of directors of OpenTV to acquire the Class A shares not owned by Kudelski or its affiliates for US$1.35 per share. That proposal, which represented a 35% one-day premium to the trading price at that time, was rejected by a special committee of the OpenTV board of directors that was formed to review the proposal. We believe the analysis underlying the special committee's rejection of the proposal was flawed, and we subsequently withdrew the proposal. On the first trading day after the withdrawal of our proposal, OpenTV's shares closed down 20 percent from their prior closing price. Through this tender offer, shareholders can decide for themselves whether to receive a meaningful all-cash premium and immediate liquidity.

(1)
Based upon valuing the aggregate outstanding Class A and Class B shares at the $1.55 offer price. Does not reflect any premium that would be associated with the higher voting Class B shares.

(2)
October 2, 2009 was the last trading day prior to the date on which the offer was commenced.

(3)
February 26, 2009 was the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share.

OpenTV is facing a rapidly changing competitive landscape, shifting customer demands, priorities and strategic direction, and technological innovations which we believe are putting OpenTV's ability to create shareholder value as a standalone company at serious risk. Thus, were the company to remain independent, we believe a three-year expenditure of $100 million to $150 million on developing new technology and solutions through R&D, acquisitions and other strategic initiatives would be necessary to ensure OpenTV's viability. While we expect that such measures will likely diminish OpenTV's profitability and may negatively impact shareholder value in the near-term, we believe they are necessary steps for product evolution and OpenTV's mid- and long-term viability. Regardless of the outcome of the tender offer, we intend to protect our long-term investment in OpenTV and advocate for those strategic investments either directly or through our majority representation on OpenTV's board of directors.

Since OpenTV is at a strategic junction, we recognize that many shareholders may prefer to exit ahead of those investments and their potentially negative near-term impact on the OpenTV share price, and we believe we are providing a compelling opportunity to do so through this premium all-cash offer. We believe our offer is fair and we intend to buy any and all shares tendered in the offer, but we will not overpay for an asset whose value is at risk.

Again, our offer provides shareholders with immediate and certain value that we believe is superior in comparison to OpenTV's future as a standalone public company, and it is not conditioned on a minimum number of shares tendered. You will be receiving the tender offer materials shortly that will give you the opportunity to participate in the offer and contain specific instructions as to how to do so.

The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended as described in the offer to purchase filed with the SEC and being distributed to you. To learn more about the tender offer, please visit www.opentvvalue.com where you will find the latest information, frequently asked questions and relevant SEC filings containing further details on the tender offer. If you have any questions, please call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free).

Sincerely,

The Kudelski Group

IMPORTANT INFORMATION
This letter does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski SA and Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, have filed a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC containing an offer by Kudelski Interactive Cayman, Ltd. to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski SA or its subsidiaries for US$1.55 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. OpenTV shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. You can obtain copies of all materials filed by us with the SEC free of charge at the SEC's website, www.sec.gov, or by calling the Information Agent.

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  Exhibit (a)(1)(xi)